Exhibit 21

Midas, Inc.

Subsidiaries of the Registrant

As of December 31, 2005

Name	Place of Incorporation	Percent of Stock Owned or Controlled by the Registrant
Midas, Inc. (Registrant)	Delaware	100%
Midas International Corporation	Delaware	100%
Midas Illinois, Inc.	Illinois	100%
Midas Realty Corporation	Delaware	100%
Midas Properties, Inc.	New York	100%
Muffler Corporation of America	Illinois	100%
Dealers Wholesale, Inc.	Delaware	100%
Huth, Inc.	Delaware	100%
International Parts Corporation	Delaware	100%
Midas International Corporation (Wyo)	Wyoming	100%
Progressive Automotive Systems, Inc.	Delaware	100%
Cosmic Holdings LLC	Delaware	100%
MDS Automotive Holdings, B.V.	Netherlands	100%
Midas Automotive International, B.V.	Netherlands	100%
Midas Canada Holdings Ltd	Canada	100%
Midas Canada Inc.	Canada	100%
Midas Realty Corporation of Canada, Inc.	Canada	100%